Exhibit 99.1

PRECISION DRILLING TRUST
ANNOUNCES FILING OF ANNUAL DISCLOSURE DOCUMENTS

Calgary, Alberta, Canada – March 28, 2008

Precision Drilling Trust ("Precision") announces today that it has filed its annual disclosure documents with the Canadian Securities Commissions and the United States Securities and Exchange Commission.

Precision’s 2007 Annual Report contains the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2007.  Precision’s financial results for the year ended December 31, 2007 were previously released on February 14, 2008.

Precision’s Annual Information Form has been filed on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") and is included as part of the Annual Report filed on Form 40-F on the U.S. Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

The documents described above are also available on Precision’s website at www.precisiondrilling.com or by emailing Precision at info@precisiondrilling.com.

In early April, Precision will file with the securities commissions its 2008 Proxy Statement and Information Circular, providing governance and voting information for holders of units of Precision and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership, in advance of Precision’s May 7, 2008 annual meeting.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4500, Fax 403.264.0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com